Exhibit 99.1

Voting Results of 2018 Annual General Meeting

At Alibaba Group Holding Limited’s (the “Company”) annual general meeting of shareholders held on October 31, 2018 (the “AGM”), the Company’s shareholders elected each of Joseph C. Tsai, J. Michael Evans, Eric Xiandong Jing and Börje E. Ekholm to serve as Group I director until the Company’s 2021 annual general meeting, or until their successors are duly elected or appointed.  The shareholders also ratified the appointment of PricewaterhouseCoopers as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2019.

A total of 2,514,731,640 ordinary shares, including those underlying American depositary shares (“ADSs”), representing 97.0% of the ordinary shares issued and outstanding as of August 24, 2018, the record date, were present in person or by proxy at the AGM.  The results of the votes are as follows:

	FOR		AGAINST		ABSTAIN
Resolutions	Votes	% of Total	Votes	% of Total	Votes	% of Total
Election of Directors
Joseph C. TSAI (Group I)	2,178,474,422	86.6%	331,541,956	13.2%	4,715,262	0.2%
J. Michael EVANS (Group I)	2,205,376,863	87.7%	304,349,194	12.1%	5,005,583	0.2%
Eric Xiandong JING (Group I)	2,253,176,819	89.6%	256,383,547	10.2%	5,171,274	0.2%
Borje E. Ekholm (Group I)	2,505,082,115	99.6%	4,632,457	0.2%	5,017,068	0.2%
Ratification of appointment of PricewaterhouseCoopers as Independent Registered Public Accounting Firm for Fiscal Year 2019	2,506,278,868	99.7%	3,776,444	0.2%	4,676,328	0.2%

Maggie Wei Wu, as the person designated by the Company, was granted a discretionary proxy by Citibank, N.A., the depositary of the ADSs, pursuant to the Deposit Agreement governing the ADSs, to vote the ordinary shares underlying approximately 507.2 million ADSs for which no voting instructions were given by the holders, and she exercised the discretionary proxy to vote in favor of each of the proposals submitted for shareholder approval at the AGM.